

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via Email
Dennis McGonigle
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

**Re: SEI Investments Company
Form 10-K
Filed February 24, 2011
File No. 000-10200**

Dear Mr. McGonigle

We have reviewed your response letter dated July 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation, page 46

1. We have considered your response to our prior comment 1. Please explain to us the make up of the management committee of LSV LLC. In your response tell us whether the management group is comprised of employees or individuals related to the company and if so, explain to us how this related party relationship factored into your primary beneficiary analysis. To the extent LSV LLC is not controlled by entities or individuals related to the company, explain to us the business reason for the company's decision to guarantee the loan obtained by LSV LLC to purchase LSV.

Note 2 – LSV and LSV Employee Group, page 52

2. We have read your response to our prior comment 2. We note in your response that the voting rights of some of the equity investors are not proportional to their obligations to their economic interests. Explain to us why this does not result in LSV being considered a VIE. In your response explain to us how the fact that LSV is currently an investment sub-advisor for a number of SEI-sponsored mutual funds factored into your analysis. Reference is made to ASC Topic 810-10-15-14c.

3. Explain to us in greater detail the voting interest held by SEI in LSV. In your response explain to us the composition of the management committee, and the portion of the committee comprised of representatives of SEI. Finally, explain to us what partnership rights or other criteria lead you to the conclusion that you were not required to consolidate LSV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dennis McGonigle
SEI Investments Company
August 17, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief